EXHIBIT 100.1

INDIE EXISTENTIALISM

BY WILL LEITCH

JUN 1, 2004 12:00 PM

"Freedom has its price," the saying goes, and perhaps nowhere is that price more frequently calculated than in the brokerage industry.

Year after year, captive financial advisors, dreaming of independence and of the promises of an untethered professional life, kick around the numbers of their profession in hopes of arriving at a total that will deliver them their dream arrangements: Total freedom! Astronomical payout! Entrepreneurial spirit!

But as the process of attracting and retaining clients grows more complex, the metrics of forsaking wirehouse "chains" for the life of an independent advisor are likewise getting more complicated. For some, the lures of an independent practice are too strong to be ignored, regardless of how the numbers shake out.

"I can't imagine working for a big Wall Street firm," says one independent rep affiliated with Edward Jones. "I'd feel like a guy on an assembly line."

For most advisors, though, the decision hinges in no small measure on whether going independent will translate into a better net payout. Independent advisors make up an estimated 40 percent of the brokerage workforce, but their ranks are thinning, if slowly. According to Boston-based Cerulli Associates, the current number of 96,484 indie advisors is expected to drop to 95,761 by 2006. The driving force behind this downward movement: Many reps are finding that the amount of time and money spent to keep a business going detracts from the satisfaction they derive from their jobs. They also are learning that autonomy is not a wholly positive state. It also carries with it enormous responsibility and rising financial costs.